SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K/A

(Amendment no. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering confirms full year outlook based on a solid first quarter

Berlin, April 26, 2004 –Schering AG Group, Germany (FSE: SCH, NYSE: SHR) achieved net sales growth of 5 percent currency adjusted in the first quarter of 2004. Net sales were still affected by the strength of the euro against the U.S. dollar and other major currencies (–4%). In total, net sales increased by 1% to €1.166 billion. Net profit was €129m, increasing by 2% in comparison to the previous year. Earnings per share rose by 3% to €0.67.

The fertility control business developed successfully in the first quarter with a strong growth of 21 percent on a currency adjusted basis. Yasmin® sales alone increased by 76 percent currency adjusted. In the U.S., Yasmin® is the most widely used branded, oral contraceptive. Net sales of the intrauterine system, Mirena®, increased by 32 percent currency adjusted.

In the field of oncology, Campath® continued to develop superbly with an increase in net sales of 49 percent currency adjusted. In contrast, the Betaferon® business was influenced by destocking effects of U.S. wholesalers, which led to a net sales decrease of 3 percent currency adjusted compared to the previous year’s figure. Schering expects for Betaferon® a high single digit net sales growth in local currencies for the full year 2004.

“Due to a solid underlying business development and strict cost management, we were able to nearly offset adverse effects such as currency effects and government-imposed price cuts. Given the good development of our business in the first quarter 2004, we confirm our outlook for the full year,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Our efforts in developing a female healthcare business in the U.S. are paying off. Therefore, we are well on the way of becoming one of the leading providers in this field.”

Schering achieved a solid increase in net sales in local currencies in all Regions except Japan: in both Europe and the USA net sales increased by 7 percent, in Latin America/Canada by 22 percent and in the Asia/Pacific Region by 6 percent. In Japan, the decrease in net sales of 14 percent was mainly due to a reluctance to purchase before the government-imposed price reduction effective April 2004.

Despite €15m less from gains from exchange rate hedges, the operating profit amounted to €212m, remaining at the previous year’s level. In contrast, the termination of goodwill amortization had a positive effect of €11m.

In fiscal year 2004 Schering expects net sales growth in the mid-single digit range in local currencies. Due to changes in accounting standards, Schering no longer amortizes goodwill. Therefore, Schering now expects the operating profit to be more than €663m (so far: above €620m) and earnings per share of approximately €2.18 (so far: approx. €1.97).

An analyst conference call, in English language, will be held and audio webcast on our homepage www.schering.de today at 16.00 hours CET.

Schering AG will publish its Interim Report for the first six months on July 22, 2004.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng

Interim Report Q1 04

Q1/2004 at a Glance

  Net sales growth: +5% currency adjusted

  Operating profit and net profit at previous year’s level

  Substantial increase in net sales of fertility control: +21% currency adjusted

In the first quarter of 2004, the Schering AG Group achieved a net sales increase of 5% currency adjusted. Net sales were still affected by the strong euro against the U.S. dollar and other major currencies (–4%). In total, net sales increased by 1% to €1,166m.

The operating profit during the first three months was €212m, remaining at previous year’s level. Net profit was €129m, increasing by 2% in comparison to the previous year. Earnings per share rose by 3% to €0.67.

Cash flows before working capital changes amounted to €192m, 2% below the first three months of 2003. The net of cash and cash equivalents, marketable securities and bank loans and overdrafts was €642m in comparison to €629m at the end of 2003.

Key data	€m		Change
	Q1/2004	Q1/2003	in %
Net sales	1,166	1,159	+1%
Gross profit	890	886	0%
Operating profit	212	211	0%
Profit before taxes	209	204	+2%
Net profit	129	127	+2%
Cash flow	192	195	–2%

Basic earnings per share (€)	0.67	0.65	+3%
Number of employees (average)	26,369	26,634	–1%

Top-selling products			Sales Q1/2004	Change from Q1/2003
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	178	–7%	–3%
2.	Yasmin®	(fertility control)	91	+64%	+76%
3.	Magnevist®	(diagnostics)	70	–4%	+2%
4.	Ultravist®	(diagnostics)	57	–6%	–2%
5.	Iopamiron®	(diagnostics)	56	–11%	–9%
6.	Diane®	(gynecology)	49	–4%	–3%
7.	Mirena®	(fertility control)	45	+26%	+32%
8.	Microgynon®	(fertility control)	33	+11%	+14%
9.	Meliane®	(fertility control)	30	+10%	+12%
10.	Fludara®	(therapeutics)	28	–31%	–29%
	Total		637	+2%	+6%
Total as % of Group sales			55%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1/2004

Net sales by Region	€m		Change from Q1/2003				% of total
	Q1/2004	Q1/2003	total	volume/price	currency	structure	Q1/2004	Q1/2003
Europe Region*	616	578	+6%	+7%	–1%	0%	53%	50%
United States Region	273	289	–6%	+7%	–13%	0%	23%	25%
Japan Region	103	122	–16%	–14%	–2%	0%	9%	11%
Latin America/Canada Region	94	83	+14%	+22%	–8%	0%	8%	7%
Asia/Pacific Region*	57	55	+4%	+6%	–2%	0%	5%	4%
Other Activities	23	32	–27%	–25%	–2%	0%	2%	3%
Total	1,166	1,159	+1%	+5%	–4%	0%	100%	100%
* Change in allocation of certain countries to the indicated Regions, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly.

Europe Region

In the Europe Region, net sales in the first three months increased by 7% in local currencies to €616m. We expanded our business significantly, especially in Italy (+28%), Great Britain (+9%) and Spain (+8%). The particularly strong increase in Italy was mainly due to Yasmin®. In total, net sales of Yasmin® in Europe increased by 81% in local currencies.

In Germany, net sales decreased by 2%, due to the negative impact of the government-imposed manufacturer’s rebate, which was increased from 6% to 16%.

Net sales of Fludara® developed exceptionally well. We achieved an increase of 24% in local currencies, mainly due to the launch of the oral version of this product in many European markets. Fludara® Oral clearly has improved the user-friendliness for patients.

United States Region

In the United States Region, we were able to expand our business by 7%. However, due to the weak U.S. dollar, net sales in euro decreased by 6% to €273m.

Our innovative products Yasmin® (+56% currency adjusted), Mirena® (+82% currency adjusted) and Campath® (+63% currency adjusted) performed very well.

In January 2004, we introduced the prefilled diluent syringe for Betaferon®. In the fourth quarter 2003, wholesalers built up a certain amount of stock in expectation of this launch. After the launch, these stocks gradually were reduced so that net sales of Betaferon®, currency adjusted, were 11% below the previous year’s figure. We expect net sales to return to a normal level in the second quarter.

Due to the loss of patent protection in the U.S. in August 2003 and the resulting generic competition, net sales of Fludara® continued to decrease, as expected.

Japan Region

In the Japan Region, net sales in local currency decreased by 14%. Due to negative exchange rate effects of 2%, total net sales declined by 16% to €103m.

Net sales in the Japan Region were impacted by a reluctance to purchase before the government-imposed price reduction effective April 2004. We expect sales volumes to normalize in the second quarter.

The impact of this price reduction on our product portfolio in Japan amounts to roughly 5%. This is in line with the industry average. The price of our best selling product in this Region, Iopamiron®, decreased by approximately 6%.

Latin America/Canada Region

Net sales in the Latin America/Canada Region were €94m, an increase of 14% compared to the previous year’s figure. Currency adjusted, we recorded an increase of 22%. Our business experienced a major recovery in Brazil and Argentina with an increase in net sales in local currencies of 49% and 30%, respectively.

We benefited from the introduction of Yasmin® in this Region, which has been launched in all major Latin American markets throughout the last year. In our largest market, Brazil, Yasmin® has already gained a market share of more than 8%, in Mexico and Argentina even 14% and 10%, respectively.

Asia/Pacific Region

Net sales in the Asia/Pacific Region increased by 4% to €57m (+6% currency adjusted). We were able to expand our business in almost all countries in this Region. We achieved increases in net sales, especially with fertility control products.

Sales Trends by Business Area

Q1/2004

Net sales by Business Area and important indication areas*
	€m		Change from Q1/2003				% of total
	Q1/2004	Q1/2003	total	volume/price	currency	structure	Q1/2004	Q1/2003
Gynecology&Andrology	427	377	+13%	+18%	–5%	0%	37%	33%
Fertility control	354	302	+17%	+21%	–4%	0%	30%	26%
Hormone therapy	72	73	–2%	+4%	–6%	0%	6%	6%
Specialized Therapeutics	367	383	–4%	0%	–4%	0%	31%	33%
Central nervous system (CNS)	196	208	–6%	–2%	–4%	0%	17%	18%
Oncology	105	107	–2%	+3%	–5%	0%	9%	9%
Cardiovascular	35	38	–7%	–3%	–4%	0%	3%	3%
Diagnostics&Radiopharmaceuticals	301	317	–5%	0%	–5%	0%	26%	27%
X-ray contrast media	138	150	–8%	–5%	–3%	0%	12%	13%
MRI contrast agents	76	77	–1%	+5%	–6%	0%	7%	7%
Radiopharmaceuticals	31	35	–11%	–10%	–1%	0%	2%	3%
CM application technologies	54	53	+2%	+16%	–14%	0%	5%	4%
Dermatology	48	51	–4%	–2%	–2%	0%	4%	4%
Other sources	23	31	–28%	–23%	–5%	0%	2%	3%
Total	1,166	1,159	+1%	+5%	–4%	0%	100%	100%
* The indented figures do not add up to the total sales figures as only the key indication areas are listed.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 18% after adjusting for currency effects. Yasmin® and Mirena® were still our number one growth drivers.

Yasmin® increased by 76% currency adjusted. We benefited from the launch of this product in all major markets, the continued growth of market shares and the strong acceptance in the USA. In the U.S., Yasmin is the most widely used branded, oral contraceptive with a market share of approximately 10%. We have submitted a new, lower dosed version of Yasmin® for registration in the U.S. This new version enables us to develop a product family to meet the individual needs of women optimally.

Our intrauterine system, Mirena®, offers an ideal long term contraception for up to 5 years. In addition to an increasing amount of new users, many women decide to continue to use this safe and reliable method of family planning. This development led to an increase in net sales of 32% adjusted for currency effects.

In February 2004, we launched Climara Pro™ in the U.S. Climara Pro™ is a low dose, transdermal hormone patch for the treatment of climacteric symptoms. It is the first combined hormone product in the U.S., which only needs to be renewed once a week. Climara Pro™ contains the lowest estrogen dosage of all available combined hormone therapy products.

Specialized Therapeutics

Net sales in the Specialized Therapeutics business area remained, currency adjusted, at previous year’s level. Net sales of our most important product, Betaferon®, for the treatment of multiple sclerosis, slightly declined by 3% in local currencies. This decline was mainly the result of stocking effects of U.S. wholesalers in expectation of the launch of the prefilled diluent syringe for Betaferon® in January 2004. This new syringe enables patients a quick and easy injection of Betaferon®. The combined benefits of the prefilled diluent syringe, the room-temperature stable formulation and the autoinjectors offer unique advantages for patients.

We made good progress in expanding our oncology business in the first quarter 2004. In January, we received European approval for Zevalin®, the first approved radioimmunotherapy for low-grade non-Hodgkin’s lymphomas. In April 2004, we launched Zevalin® in several European countries, for example, Great Britain, Germany and the Scandinavian countries.

With an increase in net sales of 49% currency adjusted, Campath® continued to develop superbly. Campath® is used to treat chronic lymphocytic leukemia. Physicians are increasingly using Campath® earlier in the therapy program and treating patients longer with this antibody, in particular to clean the bone marrow of malignant leukocytes.

Diagnostics&Radiopharmaceuticals

In the Diagnostics&Radiopharmaceuticals business area, net sales, after adjusting for currency effects, remained at previous year’s level. Our application technology business was a particular highlight in this quarter, achieving an increase in net sales of 16% currency adjusted.

In November 2003 we received approval in the EU and Switzerland for the use of our magnetic resonance imaging (MRI) contrast agent, Gadovist®1.0, in magnetic resonance angiography (MRA). In December 2003, another innovative MRA product, MS-325, was submitted for registration in the U.S. Since only a single injection of Gadovist® 1.0 or MS-325 is needed, the MRA is a minimally invasive, safe and cost-effective method for vascular imaging. In contrast, the traditional X-ray angiography requires a catheter, which is a procedure that takes longer and is often painful for the patient.

We recorded another success with the approval of Primovist™ in Sweden. Primovist™ was designed for the imaging, detection and characterization of liver lesions by MRI, including liver tumors, metastases as well as other malignant and benign lesions. Based on the Swedish approval, we will start the mutual recognition procedure for the European Union.

Dermatology

Net sales of our Dermatology business area slightly decreased by 2% currency adjusted. In the first quarter 2003, wholesalers in the United States built up initial stock for the launch of Finacea™, which resulted in a disproportionately high comparable figure for 2004. Finacea™ is used for the treatment of rosacea, a widespread, chronic skin disease. We will launch Finacea™ in Europe in the course of 2004. In a few European countries, the product will be marketed under the trade name Skinoren®.

Performance

Gross profit amounted to €890m compared to €886m in the first quarter 2003. Gross margin was nearly unchanged at 76.3%. Adverse exchange rate effects were almost offset by the positive effect from an increased share of higher-margin products. The operating costs were influenced by positive exchange rate effects as well as restrictive cost-alignment measures. Therefore, costs of marketing and selling decreased by 3% to €368m, costs of engineering and administration declined by 5% to €119m. Research and development costs decreased by 1% to €213m. The Other operating result declined from €46m to €22m. This was mainly due to lower gains from exchange rate hedges. In contrast, the termination of goodwill amortization of €11m had a positive effect. In total, the operating profit in the first three months was on the previous year’s level.

The financial result amounted to €–3m in comparison to €–7m in the previous year. Net profit amounted to €129m, 2% above last year’s figure. Earnings per share increased by 3% to 0.67€, fostered by a reduced average number of shares.

Liquidity and capital resources

Cash flows before working capital changes amounted to €192m, 2% below the first quarter 2003. Working capital increased by €58m. In total, cash flows from operating activities were €134m.

Cash flows used in investing activities amounted to €138m, resulting particularly from the purchase of fixed assets of €80m and the purchase of marketable securities of €64m.

Cash flows used in financing activities increased to €90m against €82m in the previous year’s first quarter. Thereof, €57m accounted for the buyback of 1.5 million treasury shares during the first three months of 2004.

Cash and cash equivalents decreased to €476m compared to €566m as of December 31, 2003. The net cash position (cash and cash equivalents and marketable securities less bank loans and overdrafts) was €642m (December 31, 2003: €629m).

In April 2004, the rating agencies Standard&Poor’s and Moody’s confirmed the credit standing of Schering with A and A2, respectively.

Financial situation

The balance sheet total was €5,489m, 2% above the figure as of December 31, 2003. Non-current assets increased by 2% or €32m, due to higher financial assets and goodwill. The increase in goodwill is related to the first-time adoption of IFRS 3 under which negative goodwill of €10m was allocated directly to equity.

Current assets increased by €48m to €3,213m, based on an increase in inventories of €73m to €1,069m. Marketable securities increased by €71m to €244m, cash and cash equivalents decreased by €90m to €476m.

Total equity increased by €120m to €3,038m. The increase was mainly based on the net profit of the first quarter (€129m) as well as currency translation adjustments recognized directly as Other comprehensive income (€46m). In contrast, the share buybacks in the first quarter reduced equity by €57m. Total equity now also contains, due to changed presentation requirements, minority interest in the amount of €17m (December 31, 2003: €16m). In total, the equity ratio increased by one percentage point to 55%.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2004 will amount to approximately €260m (2003: €231m). Of this investment, 50% has been allocated to Germany, 18% to the other countries of the European Union and 21% to the U.S. This will enable us to respond to increased demand for products, to regulatory standards and to technological developments.

R&D collaborations

We have transferred the worldwide marketing and sales rights for the oxybutynin transvaginal ring for the treatment of urge incontinence to the U.S.-based company Barr Laboratories, Inc. Barr will assume all remaining development efforts. Schering will receive a milestone payment upon final FDA approval as well as an ongoing royalty based on product sales upon commercialization of the product. This agreement with Barr is a further step to focus our resources on our core business.

Changes in the Supervisory Board

At this year’s Annual General Meeting on April 16 and at the election of new employee representatives in March 2004 respectively, the following members were elected to the Supervisory Board:

As representatives of the stockholders: Dr. rer. oec. Karl-Hermann Baumann, Professor Dr. Piet Borst, Dr. Mathias Döpfner, Professor John A. Dormandy D. Sc. FRCS, Dr. rer. pol. Reiner Hagemann, Dr. h.c. Martin Kohlhaussen, Hermann-Josef Lamberti, Dr. Giuseppe Vita (Chairman).

As representatives of the employees: Hans-Georg Bleeck, Norbert Deutschmann (Vice Chairman), Johannes Heitbaum, Dr. Hans-Peter Niendorf, Detlef Pfotenhauer, Dr. Ulrich Sommer, Sabine Süpke, Heinz-Georg Webers.

The new term of office for the elected members of the Supervisory Board has started at the end of Schering AG’s Annual General Meeting (AGM) on April 16, 2004 and, according to the statutes of the company, will last until the end of the ordinary AGM in 2009.

Personnel

Personnel	Q1/2004	Q1/2003	Change	Year 2003
Employees (average)	26,369	26,634	–1%	26,561
Personnel costs in €m*	386	392	–2%	1.574
* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	March 31, 2004	March 31, 2003	Change	December 31, 2003
Schering AG	8,171	8,325	–2%	8,283
Europe Region*	8,140	8,230	–1%	8,118
United States Region	3,693	3,671	+1%	3,711
Japan Region	1,544	1,566	–1%	1,560
Latin America/Canada Region	2,464	2,495	–1%	2,456
Asia/Pacific Region*	1,537	1,443	+7%	1,436
Other employees	815	903	–10%	810
Total	26,364	26,633	–1%	26,374
* Change in allocation of certain countries to the indicated Regions, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly.

At Schering AG, the number of employees decreased especially in production. The divestiture of parts of AWAG (formerly Asche AG) as well as the reduction of capacities in Finland and Austria led to a slight decrease in headcount in the Europe Region. The rise in the number of employees in the United States Region was mainly due to the expanded application technology business. The increase in personnel in the Asia/Pacific Region was due to the establishment of subsidiaries in Malaysia and Singapore. The reduction in Other employees was based primarily on reorganizational reductions at our subsidiary Proquina in Mexico.

Due to the signing of a larger number of early retirement agreements in 2003, the number of employees of Schering AG will further decline in the future.

Schering AG Shares

The Schering AG shares closed at €38.51 on March 31, 2004, 4% below the start of the year. The STOXX Healthcare sector index remained at the level of the beginning of the year, the German share index DAX, decreased by 3% in the same timeframe.

During our Annual Press Conference in March of 2004, the Executive Board of Schering AG announced a new share buyback program. In the course of 2004, we plan to buy back up to 4 million treasury shares. In the first quarter 2004, we acquired 1.5 million treasury shares. Up until the Annual General Meeting on April 16, 2004, we bought back a total of 2.8 million treasury shares. At our Annual General Meeting, the Executive Board received authorization to acquire up to 19.4 million treasury shares.

Schering AG share ratios	Q1/2004	Q1/2003	Year 2003
Basic earnings per share (€)	0.67	0.65	2.28
	March 31, 2004	March 31, 2003	Dec. 31, 2003
Share price (€)	38.51	37.25	40.15
Market capitalization (€m)	7,413	7,227	7,789
Shareholders’ equity (€m)	3,038	2,931	2,918
Number of shares (in millions)	192.5	194	194

Consolidated Income Statements

€m

	Q1/2004	Q1/2003	Change	Year 2003
Net sales	1,166	1,159	+1%	4,828
Cost of sales	–276	–273	+1%	–1,233
Gross profit	890	886	0%	3,595
Costs of
marketing and selling	–368	–380	–3%	–1,525
engineering and administration	–119	–125	–5%	–566
research and development	–213	–216	–1%	–924
Other operating expenses/income	22	46		106
Operating profit	212	211	0%	686
Result from investments	1	–1		23
Other financial result	–4	–6		–8
Profit before taxes	209	204	+2%	701
Income taxes	–79	–76	+4%	–255
Profit for the period	130	128	+2%	446

Attributable to:
Net profit	129	127	+2%	443
Minority interest	1	1		3

Basic earnings per share (€)	0.67	0.65	+3%	2.28
Diluted earnings per share* (€)	0.67	0.65	+3%	2.28
* Diluted by stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets	March 31, 2004	December 31, 2003
Goodwill	369	356
Other intangible assets	365	367
Property, plant and equipment	1,228	1,213
Financial assets	101	89
Other non-current assets	20	26
Non-current assets	2,083	2,051

Inventories	1,069	996
Receivables and other assets	1,424	1,430
Marketable securities	244	173
Cash and cash equivalents	476	566
Current assets	3,213	3,165
Deferred taxes	193	173
	5,489	5,389

Equity and liabilities	March 31, 2004	December 31, 2003
Paid-up capital	528	528
Retained earnings	2,493	2,374
Equity before minority interest	3,021	2,902
Minority interest	17	16
Total equity	3,038	2,918

Non-current provisions and liabilities	1,108	1,110
Current provisions and liabilities	1,333	1,348
Provisions and liabilities	2,441	2,458
Deferred taxes	10	13
	5,489	5,389

Consolidated Cash Flow Statements

€m

	Q1/2004	Q1/2003	Year 2003
Profit for the period	130	128	446
Depreciation of fixed assets	70	74	312
Change in long-term provisions	4	–18	24
Other non-cash expenses and income	–11	19	26
Result from disposal of fixed assets	–1	–8	–42
Cash flows before working capital changes	192	195	766
Change in inventories and receivables	–54	–8	–256
Change in liabilities and provisions (other than long-term)	–4	–25	71
Cash flows from operating activities	134	162	581

Purchase of fixed assets	–80	–67	–318
Proceeds from disposal of fixed assets	6	12	123
Purchase and sale of marketable securities	–64	–1	36
Acquisitions net of cash acquired	–	–	–2
Cash flows used in investing activities	–138	–56	–161

Dividend payment of Schering AG	–	–	–180
Change in financial liabilities	–33	8	23
Purchase of treasury shares	–57	–90	–90
Cash flows used in financing activities	–90	–82	–247

Net change in cash and cash equivalents	–94	24	173
Effects of exchange-rate movements on cash and cash equivalents	4	–4	–15
Cash and cash equivalents at January 1	566	408	408
Cash and cash equivalents at March 31 / December 31	476	428	566

Consolidated Statements of Changes in Equity

€m
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Minority interest	Total equity
January 1, 2003	528	2,512	–133	27	15	2,949
Changes in unrealized gains/losses	–	–	–	–9	–	–9
Translation adjustments	–	–	–47	–	0	–47
Other Comprehensive Income	–	–	–47	–9	0	–56
Profit for the period	–	127	–	–	1	128
Purchase of treasury shares	–	–90	–	–	–	–90
March 31, 2003	528	2,549	–180	18	16	2,931

January 1, 2004	528	2,685	–327	16	16	2,918
Changes in unrealized gains/losses	–	–	–	–9	–	–9
Translation adjustments	–	–	46	–	–	46
Other Comprehensive Income	–	–	46	–9	0	37
Profit for the period	–	129	–	–	1	130
First-time adoption IFRS 3 "Business Combinations"	–	10	–	–	–	10
Purchase of treasury shares	–	–57	–	–	–	–57
March 31, 2004	528	2,767	–281	7	17	3,038

Segment Reporting

€m
Q1/2004	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region**	863	247	616	+6%	283	+10%	166	+14%
United States Region	274	1	273	–6%	81	–6%	13	–48%
Japan Region	103	–	103	–16%	35	–39%	16	–48%
Latin America/Canada Region	110	16	94	+14%	33	+6%	15	+36%
Asia/Pacific Region**	60	3	57	+4%	25	+4%	14	+17%
Other Activities	30	7	23	–27%	12	–8%	4	+300%
Segment total	1,440	274	1,166	+1%	469	0%	228	+1%
Research and development expenses	–	–	–	–	–213	–1%	–	–
Central production overhead and production variances	–	–	–	–	–28	+8%	–	–
Other	–	–	–	–	–16	+7%	–16	+7%
Schering AG Group	1,440	274	1,166	+1%	212	0%	212	0%

€m
Q1/2003	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region**	833	255	578	–3%	257	–5%	146	–10%
United States Region	290	1	289	–7%	86	0%	25	–7%
Japan Region	122	–	122	+3%	57	+50%	31	+182%
Latin America/Canada Region	97	14	83	–25%	31	–18%	11	–27%
Asia/Pacific Region**	58	3	55	–18%	24	–27%	12	–44%
Other Activities	59	27	32	–22%	13	–41%	1	–90%
Segment total	1,459	300	1,159	–7%	468	–4%	226	–8%
Research and development expenses	–	–	–	–	–216	–2%	–	–
Central production overhead and production variances	–	–	–	–	–26	+24%	–	–
Other	–	–	–	–	–15	–53%	–15	–53%
Schering AG Group	1,459	300	1,159	–7%	211	–1%	211	–1%

* Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

** As of January 1, 2004 we have changed the allocation of certain countries to the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region into Asia/Pacific Region. The countries of the Middle East and the countries Egypt and Libya are now part of the Europe Region, whereas Australia and New Zealand are now part of the Asia/Pacific Region. Previous year’s figures have been adjusted accordingly.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements.

As of January 1, 2004 we have adopted all changes of existing standards resulting from the IASB’s Improvements Project, as well as IFRS 2 “Share-Based Payments” and IFRS 3 “Business Combinations”. Accordingly, we no longer amortize goodwill. Instead, goodwill will be tested for impairment annually starting in 2004. In the first quarter of 2003, we recognized goodwill amortization in the amount of €11m. The negative goodwill resulting from the acquisition of CIS bio international has been allocated directly to retained earnings. According to the revised IAS 1, assets and liabilities are presented using a current/non-current classification. Other changes had no material impact on the Group‘s financial position, performance and cash flows.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (basis 1€)		Average rate (basis 1€)
	March 31, 2004	March 31, 2003	Q1/2004	Q1/2003
U.S. dollar	1.22	1.09	1.23	1.08
Pound sterling	0.67	0.69	0.67	0.68
Brazilian real	3.56	3.66	3.61	3.78
Japanese yen	126.97	129.18	131.22	128.55

Outlook

Given the good development of our business in the first quarter 2004, we expect net sales growth in fiscal year 2004 in the mid-single digit range in local currencies.

We expect the operating profit to be more than €663m (so far: above €620m) and earnings per share of approximately €2.18 (so far: approx. €1.97). The increase is based on changes in the International Financial Reporting Standards, according to which we no longer amortize goodwill starting in 2004.

The estimated earnings per share is based on the assumption of 194 million shares. However, the average number of shares outstanding in 2004 will be lower due to share buybacks. This will result in an increase in earnings per share.

Berlin, April 26, 2004

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on April 26, 2004, the Interim Report Q1/2004 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, April 26, 2004

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: April 27, 2004